1. Name and Address of Reporting Person
   Millett, Elizabeth C.
   P.O. Box 367
   Newcastle, WY 82701
2. Issuer Name and Ticker or Trading Symbol
   Newell Rubbermaid Inc. (NWL)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   1/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       01/17/2002 G             800         A      $0.0000    132291           D
Common Stock                       01/17/2002 G             800         A      $0.0000    12225            I           By Husband
Common Stock                       01/17/2002 G             800         A      $0.0000    21725            I           Custodian -
                                                                                                                       Son
Common Stock                       01/17/2002 G             800         A      $0.0000    21725            I           Custodian -
                                                                                                                       Daughter
Common Stock                                                                              70860            I           Trust-W
                                                                                                                       Cuthbert&E
                                                                                                                       Burt, Ttee.
Common Stock                       01/17/2002 L             779.798     A      $0.0000    3802.935         I           Cust:Daughter
                                                                                                                       -Div
                                                                                                                       Reinvestment
Common Stock                       01/17/2002 L             770.653     A      $0.0000    3512.956         I           Custodian:Son
                                                                                                                       -Div
                                                                                                                       Reinvestment
Common Stock                                                                              500              I           A.G. Edwards

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Option  (Right $23.75                                               05/10/2005 Common                      5000     D
to Buy)                                                                        Stock
Option  (Right $26.9375                                             05/10/2010 Common                      5000     D
to Buy)                                                                        Stock
Option  (Right $38.5                                                11/05/2007 Common                      5000     D
to Buy)                                                                        Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ Elizabeth C. Millett

DATE
02/08/2002